[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 19, 2014

Re: Seritage Growth Properties Draft Registration Statement on Form S-11

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Seritage Growth Properties (the “Company”) and Sears Holdings Corporation, we hereby confidentially submit a draft Registration Statement on Form S-11 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for nonpublic review by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed rights offering of common shares of beneficial interest. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

We note that in advance of confidentially submitting the Registration Statement that the Company requested the Staff of the Commission in letters dated November 18, 2014 and December 18, 2014, to concur with the financial statements to be presented in the Registration Statement and that the Staff confirmed in a letter dated December 3, 2014, that it would not object to the Company’s requests with respect to such financial statements, with the exceptions as otherwise stated in such letters. The Company has prepared its financial statements in accordance with those letters.

Please do not hesitate to contact me at (212) 403-1352, or my colleagues Daniel A. Neff or Sebastian L. Fain at (212) 403-1218 and (212) 403-1135, respectively, with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Robin Panovka

cc:	Robert A. Riecker (Sears Holdings Corporation)
Daniel A. Neff (Wachtell, Lipton, Rosen & Katz)
Sebastian L. Fain (Wachtell, Lipton, Rosen & Katz)